May 31, 2019

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 7-4 Registration Statement on Form S-6 Filed May 31, 2019 File Nos.: 333-[ ] and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 31, 2019 the above-referenced registration statement (the “Registration Statement”) for Alaia Defined Preservation 94 Fund, Alaia Market Linked Trust, Series 7-4, a series of the Alaia Trust. Please note that this initial filing is similar to the Alaia Trust’s filings under registration number 333-229729 (Series 7-2), in that the Trust will hold a portfolio of exchange-traded options and/or cash or cash equivalents.

As in Series 7-2, the Trust’s total return per unit will be based on the capped and protected performance of a reference asset that is an exchange traded fund. As in Series 7-2, the reference asset for Series 7-4 will be the SPDR® S&P 500® ETF Trust (the “Reference Asset”). As in Series 7-2, Series 7-4 will provide investors with insulation against a price decline in the Reference Asset.

Accordingly, the registrant, Alaia Trust, will make the representations required by Rule 487 on the date on which it files a Rule 487 registration statement and seeks effectiveness of the Trust.

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz

Steve Houston

Vincent Iannuzzi

Donna Fiorini

Anna T. Pinedo

Hanwen Zhang